June 23, 2020

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC  20549-3628

Attn:                    Stacie Gorman

Erin E. Martin

Re:                             NETSTREIT Corp.

Confidential Draft Registration Statement on Form S-11

Submitted May 13, 2020

CIK No. 0001798100

Dear Ms. Gorman and Ms. Martin:

On behalf of NETSTREIT Corp. (the “Company”), set forth below are the responses of the Company to the comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated June 9, 2020, regarding the Company’s draft Registration Statement submitted on May 13, 2020 (the “Registration Statement”).  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by e-mail copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the draft version submitted on May 13, 2020.

Draft Registration Statement on Form S-11 filed May 13, 2020

Prospectus Summary, page 1

1.              We note disclosure throughout the prospectus regarding management’s experience with Spirit Realty Capital and Cole Credit Property Trust II and the specific performance information that you have provided for these entities. If you choose to retain this performance information, please expand the disclosure to provide a more complete discussion of the performance of these entities. For example, please balance this disclosure with a discussion of any major adverse business developments. In addition, please remove performance information from the summary section. Performance information for companies other than the issuer is not appropriate for the prospectus summary.

The Company acknowledges the Staff’s comment and has removed the above-referenced disclosure from the Registration Statement.

Our Competitive Strengths

Tenant Credit Underwriting, page 3

2.              We note your risk factor on page 30 discusses your potential use of a “shadow rating” and explains some of the limitations of its use and how it is calculated. When discussing your tenant underwriting criteria elsewhere in your prospectus, please expand your disclosure to provide similar information and highlight how it differs from the ratings provided by credit rating agencies.

In response to the Staff’s comment, the Company has revised the disclosure in the glossary on page iv of the Registration Statement to add the term “shadow rating” and a corresponding description thereof, including the ways in which it differs from ratings provided by credit rating agencies.

Our Real Estate Portfolio

Diversity by Industry, Tenant and Geography, page 7

3.              Please disclose the types of properties that are encompassed by your category “other.”

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Registration Statement.

Overview of Our Leases, page 9

4.              Please provide the disclosure in accordance with Item 15(a) and (e) of Form S-11 or tell us why you cannot provide this information. Please clarify how your rental disclosures take into account tenant concessions and abatements. Additionally, please expand your lease expiration table to provide all of the information required by Item 15(f) of Form S-11.

In response to the Staff’s comment, the Company has revised its disclosure on pages ii, iv and v of the Registration Statement to clarify how its rental disclosures throughout the Registration Statement take into account rent deferrals and abatements.

The Company respectfully advises the Staff that it does not believe the information set forth in Item 15(a) of Form S-11 is relevant to the Company, as each of its properties is occupied by a single tenant.  Accordingly, the Company has disclosed the overall portfolio occupancy rate in the Registration Statement (see, e.g., page 1 of the Registration Statement), which the Company believes is the occupancy metric most relevant to investors.  Further, the Company proposes to include this information as of a current date rather than for the prior five years given the initial property portfolio was acquired by the Company in the Merger in December 2019 and has experienced significant growth since that time.

In response to the Staff’s comment, the Company has included annualized base rent per square foot in the table on page 104 of the Registration Statement in accordance with Item 15(e) of Form S-11.  For the reasons described above, this information is provided only as of a current date.  The Company’s view that information prior to a current date is of little relevance to investors is further supported by the Company’s long-term lease structure with a less than 1% contractual annual increase in annualized base rent.

In addition, the Company has included square footage in the lease expiration table on page 105 of the Registration Statement in accordance with Item 15(f) of Form S-11.

5.              We note that your disclosure on page 71 appears to indicate that your leases are “primarily” triple net leases based on your description of the expenses for which your tenants are responsible. Please revise your disclosure throughout to clarify. In addition, to the extent you also have leases that are not triple net (e.g., double net), please disclose as such and clarify the difference between the types if applicable.

In response to the Staff’s comment, the Company has revised the disclosure on pages iii, iv, 1, 10, 73, 74, 96, 104 and 106 of the Registration Statement.

Risk Factors

The current pandemic of Covid-19 ..., page 28

6.              We note your disclosure on page 72 regarding you only receiving rent for 68% of your portfolio and that 24% have asked for rent relief. Please disclose this in your risk factor and address the impact that this has on your operations. Additionally, please revise to address your anticipation regarding the remaining 8% and whether the 32% of non-payments are focused in a particular industry to which you rent.

In response to the Staff’s comment, the Company has revised its risk factor on page 29 of the Registration Statement.

Unaudited Pro Forma Consolidated Financial Statements

Private Offering and Formation Transactions, page 61

7.              We note from your disclosure that as part of the formation transactions you entered into a contribution agreement with EBA EverSTAR to internalize your management infrastructure, in addition to acquiring your initial portfolio of 93 single-tenant commercial retail properties from your predecessor, which was accounted for as an asset acquisition. Please explain to us in detail how you accounted for your acquisition of EBA EverSTAR Management, LLC and your basis for accounting for the acquisition of your initial portfolio as an asset acquisition. Cite the applicable accounting guidance in your response.

The Company respectfully advises the Staff that the Company’s formation transactions involved: (i) the merger of EverSTAR Income and Value Fund V, LP (the “predecessor”), including the initial portfolio, into NETSTREIT, L.P. (the “operating partnership”) with the operating partnership surviving, and (ii) the internalization of EBA EverSTAR Management, LLC whose name was changed to NETSTREIT Management, LLC (the “Manager”). Both the operating partnership and the Manager are wholly owned subsidiaries of the Company.

The Company considered the factors listed in ASC 810-10-40-6 to determine whether the transactions should be accounted for as a single transaction. Considering these factors, the Company determined that both the merger of the predecessor and internalization of the Manager should be accounted for as a single transaction, as both transactions were integral to formation and the private offering, contemplated one another, and would not have occurred individually.

To determine whether the Company should apply the business combination or asset acquisition guidance to the transaction, the Company analyzed whether substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset or a group of similar identifiable assets

(considering the guidance in ASC 805-10-55-5B and 805-10-55-5C). The Company defined its single asset as comprising the initial portfolio (i.e., building, land, and related leased assets, including favorable and unfavorable intangible assets and in-place lease intangible assets). The Company gave specific consideration to ASC 805-10-55-5C(f) in identifying its single asset, including assessing the risk characteristics across multiple factors. Given the common characteristics among its properties (single-tenant commercial retail real estate rental with tenants that are national and regional brands), standard processes to manage and operate the properties (standard long-term net leases) and no indicators to establish more sophisticated processes to manage and operate specific properties, the Company determined that the properties do not have significantly different risk characteristics.

Considering the guidance in ASC 805-10-55-5A, the Company analyzed whether substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset as defined. Acquired items that are not defined as the single identifiable asset comprise: accounts receivable; real estate held for sale; other assets; and prepaid expenses. These items represent approximately 3.4% of the total fair value of the gross assets acquired. The Company determined that substantially all of the fair value of the gross assets acquired was concentrated in a single identifiable asset as defined and thus does not meet the definition of a business.

The Company concluded that the acquisition of the initial portfolio and the internalization of the Manager in connection with the formation transactions should be accounted for as an asset acquisition in accordance with ASC 805-10-25-1. In accordance with ASC 805-50, the cost of the acquisition, comprising the fair value of the OP units issued and amounts paid to the predecessor, was allocated to the acquired assets based on their relative fair values.

Notes to Unaudited Pro Forma Consolidated Financial Statements

Adjustments to the Unaudited Pro Forma Consolidated Statement of Operations, page 65

8.              We note from your disclosure in footnote (I) that you eliminate predecessor impairment losses of $4.2 million related to the initial portfolio acquired in the formation transactions. Please explain to us in detail how this adjustment complies with Article 11 of Regulation S-X and provide your basis for such elimination.

In response to the Staff’s comment, the Company has revised the unaudited pro forma consolidated statement of operations on page 66 of the Registration Statement to not eliminate the impairment losses for the initial portfolio of 93 properties acquired in the formation transactions in the Registration Statement.

Our Business and Properties

Employees, page 103

9.              We note that you currently have 13 employees. Please disclose whether you outsource any operations to third parties, and if so, please identify third parties and disclose the services provided and costs incurred. If material, please file the agreements with the third parties in accordance with Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it has not outsourced any operations to third parties.

If you have any questions regarding any of the responses in this letter, please contact me by phone at (312) 558-3722 or via e-mail at croupas@winston.com.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas
Partner
Winston & Strawn LLP

cc:        Courtney M.W. Tygesson

Winston & Strawn LLP